VF 8-26-04

[redacted]

04019581

AH 8-23-2004

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 0 2004
WASH. D.C.
185

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 AND ENDING 06/30/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: York Stockbrokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6[illegible]0 5th Avenue, 6th Floor
(No. and Street)

New York NY 10020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Taylor 212-453-2541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spielman Koenigsberg & Parker, LLP
(Name – *if individual, state last, first, middle name*)

888 7th Avenue, 35th Floor New York NY 10106
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 2 7 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of York Stockbrokers, Inc., as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH M. MARION
NOTARY PUBLIC, State of New York
No. 01MA6000906
Qualified in Nassau County
Commission Expires Dec 29, 2005

Signature
Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YORK STOCKBROKERS, INC.

FINANCIAL STATEMENTS

June 30, 2004 and 2003

(With Independent Auditors' Report)

YORK STOCKBROKERS, INC.

TABLE OF CONTENTS

For the Years Ended June 30, 2004 and 2003

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212.489.5200
Fax: 212.489.5217

Independent Auditors' Report

To the Board of Directors
York Stockbrokers, Inc.:

We have audited the accompanying statements of financial condition of York Stockbrokers, Inc. as of June 30, 2004 and 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of York Stockbrokers, Inc. as of June 30, 2004 and 2003 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule on page eleven is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Spielman Koenigsberg & Parker, LLP

July 15, 2004

YORK STOCKBROKERS, INC.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2004 and 2003

	2004	2003
Assets		
Current		
Cash and cash equivalents	$ 174,074	$ 200,673
Due from brokers	6,049	15,413
Commissions receivable	7,871	57,773
Accounts receivable	35,039	
License fees receivable		20,250
Payroll tax refund receivable		918
Total current assets	223,033	295,027
Fixed assets, net of accumulated depreciation of $138,480 and $93,054, respectively	280,983	294,611
Marketable securities	6,300	13,000
Clearing deposit	25,000	25,000
Total assets	$ 535,316	$ 627,638
Liabilities		
Current		
Accounts payable and accrued expenses	$ 63,027	$ 75,496
Deferred rent	789	3,946
Taxes payable	1,145	
Total liabilities	64,961	79,442
Stockholders' equity		
Common stock, no par value; 1,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	689,000	689,000
Accumulated deficit	(219,645)	(141,804)
Total stockholders' equity	470,355	548,196
Total liabilities and stockholders' equity	$ 535,316	$ 627,638

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENTS OF OPERATIONS

For the Years Ended June 30, 2004 and 2003

	2004	2003
Revenue		
Commission income	$ 1,072,785	$ 911,829
License fee income	9,000	18,000
Service fee income	100,000	
Interest and dividend income	4,495	5,186
Total revenue	1,186,280	935,015
Expenses		
Professional fees	484,355	232,101
Salaries and related taxes	341,194	213,607
General and administrative	242,177	253,940
Equipment leasing	48,161	47,020
Depreciation and amortization	45,426	40,900
Insurance	35,813	24,281
Travel and entertainment	26,253	13,416
Clearing and floor brokerage fees	25,804	10,899
Unrealized loss on investments	6,700	
Regulatory fees	5,924	33,304
Corporate taxes	2,314	1,572
Interest charges		233
Total expenses	1,264,121	871,273
Net (loss) income	$ (77,841)	$ 63,742

The accompanying notes are an integral
part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended June 30, 2004 and 2003

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, June 30, 2002	1	$ 1,000	689,000	(205,546)	484,454
Issuance of common stock	999				
Net income				63,742	63,742
Balance, June 30, 2003	1,000	1,000	689,000	(141,804)	548,196
Net loss				(77,841)	(77,841)
Balance, June 30, 2004	1,000	$ 1,000	$ 689,000	$ (219,645)	$ 470,355

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net (loss) income	$ (77,841)	$ 63,742
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation and amortization	45,426	40,900
(Increase) decrease in:		
Due from brokers	9,364	(4,959)
Commissions receivable	49,902	(47,231)
Accounts receivable	(35,039)	
License fees receivable	20,250	2,250
Payroll tax refund receivable	918	(918)
Marketable securities	6,700	
Increase (decrease) in:		
Accounts payable and accrued expenses	(12,469)	32,155
Deferred rent	(3,157)	(1,105)
Taxes payable	1,145	
Net cash provided by operating activities	5,199	84,834
Cash flows from investing activities:		
Purchases of fixed assets	(31,798)	(9,178)
Net cash used in investing activities	(31,798)	(9,178)
Net (decrease) increase in cash	(26,599)	75,656
Cash and cash equivalents, beginning of year	200,673	125,017
Cash and cash equivalents, end of year	$ 174,074	$ 200,673
Supplemental disclosure:		
Cash paid during the year for:		
Interest expense	$ -	$ 233
Taxes	$ 1,849	$ 892

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended June 30, 2004 and 2003

1. Organization

York Stockbrokers, Inc. ("YSI" or the "Company") is a Delaware corporation that was formed on June 17, 1999. Effective June 15, 2000, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. The Company is currently engaged in various types of businesses, such as selling corporate debt securities, corporate equity securities, over-the-counter stocks and government securities. The Company also effects, on behalf of clients, transactions in commodity futures, commodities, commodity options, and foreign exchange. The Company is registered with the National Futures Association.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments with a maturity of three months or less.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Fixed assets at June 30, 2004 and 2003 consist of the following:

	2004	2003
Leasehold improvements	$ 368,014	$ 358,885
Computer equipment	34,050	18,796
Computer software	8,499	1,084
Furniture and fixtures	8,400	8,400
Non-depreciable assets	500	500
	419,463	387,665
Less: accumulated depreciation	(138,480)	(93,054)
	$ 280,983	$ 294,611

Revenue and Expense Recognition

The Company records commission revenue and related expenses on a trade date basis.

Income Taxes

Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". As required under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the tax change.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Reclassifications

Certain amounts in the 2003 financial statements have been reclassified in order to conform with the 2004 presentation.

3. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a securities broker/dealer, the Company engaged in various brokerage activities on an agency basis. As a non-clearing broker, the Company has their own and customers' transactions cleared through other broker dealers pursuant to fully disclosed clearance agreements. Nonperformance by its customers in fulfilling their contractual obligation pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss. Substantially all of the Company's cash is held at clearing brokers and other financial institutions. Recognizing the concentration of credit risk that this implies, the Company utilizes clearing brokers that are highly capitalized.

4. Commissions Receivable

The receivables represent commissions earned but not yet received as of June 30, 2004 and 2003.

5. License Fees

The receivable represents income earned from a separate company under a License Agreement, whereas YSI grants the licensee the right to use the Company's desk space. This space shall be used by the licensee solely for administrative office purposes relating to its business. The Company charges the licensee a monthly fee of $750. As of June 30, 2004, the receivable balance is zero. As of June 30, 2003, the receivable balance was $20,250, which consists of twenty-seven months of licensing fees.

6. Marketable Securities

Marketable securities, which consist entirely of NASDAQ Stock Market, Inc. equity securities, are carried at their fair market value at December 31, 2003.

7. Clearing Deposit

The clearing deposit consists of money deposited into a capital account with the Company's clearing firm, Pershing, a Bank of New York Securities Group Company. As of June 30, 2004 and 2003, the balance is $25,000.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day, but as of June 30, 2004 the company had net capital of $145,517, which was $140,517 in excess of SEC required net capital of $5,000. As of June 30, 2003 the Company had net capital of $219,417, which was $214,121 in excess of SEC required net capital of $5,296.

9. Commitments and Contingencies

The Company rents office space in which the underlying lease provides for rent escalations. As required by SFAS No. 13, "Accounting for Leases," the Company amortizes its rent expense on a straight-line basis over the life of the related lease. In May 2004 the Company began negotiations to amend the original lease. Minimum lease obligations under the amended lease at June 30, 2004 are approximately, as follows, for the years ended June 30:

2005	120,042
2006	127,224
2007	127,224
2008	127,224
2009	127,224
	$ 628,938

10. Related Party Transactions

Under the Company's lease agreement for its office space, there is a $57,500 security deposit, which was paid by an affiliate, York Stockbrokers, Ltd. ("YSL"), a London based company.

The Company paid Nicholas Walker, Senior Vice President, $27,479 and $32,598 in consulting fees in 2004 and 2003, respectively. The Company paid YSL $90,142 in consulting fees in 2004. The Company paid York Services, Ltd., an affiliate, $177,922 in consulting fees in 2004. The above consulting fees are included with professional fees on the statement of operations.

The Company paid York R.E., Inc., an affiliate, $900 for storage in 2004.

Management represents that all transactions with affiliates are made at arms-length.

11. Income Taxes

At June 30, 2004 and 2003, the Company had federal and state net operating loss carryforwards of approximately $118,000 and $92,000, respectively. The net operating losses will expire in the various years through June 30, 2023. The Company also has New York state net operating loss carryforwards.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes. The Company has a net deferred tax asset at June 30, 2004 of $26,753. The temporary differences that give rise to the deferred tax asset are net operating losses and the book to the tax differences for depreciation. A valuation allowance has been established to reduce this net deferred asset to zero based upon the uncertainty regarding realization of such tax benefits in future periods.

12. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

13. Equity Transfer

In 2003, the Company submitted documentation to certain regulatory agencies in regards to a change in its ownership structure. The changes have resulted in the Company being 100% owned by York Group Limited, which is 100% owned by York Trust, an Isle of Man registered trust. Andrew Walker, Managing Director, and Nicholas Walker, Senior Vice President, are principal beneficiaries of York Trust. 999 new shares of common stock were issued to York Group Limited in conjunction with the change in ownership structure.

SUPPLEMENTARY INFORMATION

YORK STOCKBROKERS, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

For the Year Ended June 30, 2004

Stockholders' equity	$ 470,355
Less: nonallowable assets:	
Fixed assets, net	280,983
Accounts receivable	35,039
Commissions receivable on futures transactions	7,871
Total nonallowable assets	323,893
Net capital before haircut on securities positions	146,462
Haircut	945
Net capital	145,517
Computation of basic net capital requirement:	
Minimum net capital requirement (greater of 6 ⅔% of aggregate indebtedness or $5,000)	5,000
Capital in excess of minimum requirement	$ 140,517
Aggregate indebtedness	$ 64,961
Ratio of aggregate indebtedness to net capital.	.45:1

There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's unaudited Form X-17A5, Part IIA filing as of June 30, 2004.

The accompanying notes are an integral part of these financial statements.

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212.489.5200
Fax: 212.489.5217

Independent Auditors' Report on Internal Control Structure

Board of Directors
York Stockbrokers, Inc.

In planning and performing our audit of the financial statements of York Stockbrokers, Inc. (the "Company") for the year ended June 30 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention indicating such conditions had not been complied with during the year.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraphs.

www.skpny.com

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Control Structure (continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of York Stockbrokers, Inc. to achieve all of the divisions or duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Spielman Koenigsberg & Parker, LLP

July 15, 2004